Clifton Star Resources Inc.

Response to SEC Staff Comments

The following table addresses the Staff’s comments as listed in the SEC Staff’s comment letter dated September 18, 2009 with regards to Clifton Star’s Registration Statement Amendment #3 on Form 20-F/A filed on August 24, 2009 and the Annual Report on Form 20-F for the Fiscal Year ended June 30, 2008 filed on August 30, 2009.

Comment Number	Page	Response

1		The 3 related extension agreements have been filed as exhibits to the Company’s amended 20-F Annual Report

Sincerely,

/s/  Harry Miller

Harry Miller

President